May 10, 2006

Mail Stop 4561

By U.S. Mail and facsimile to 011-81-3-5419-5901

Shunsuke Takeda
Vice Chairman and Chief Financial Officer
ORIX Corporation
Mita NN Bldg, 4-1-23 Shiba, Minato-Ku
Tokyo, 108-0014, Japan


Re:	ORIX Corporation
	Form 20-F filed July 15, 2005
	File No. 001-14856

Dear Mr. Takeda:

	We have reviewed your response letter dated April 7, 2006 and have the following comment. Where indicated, we think you should revise your document in future filings in response to this comment.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Year ended March 31, 2005

Financial Statements for the period ending March 31, 2005

Consolidated Statements of Income, page F-5

1. We refer to your response to comment 5 that states you believe you are in compliance with the income statement presentation requirements of Article 5.03 of Regulation S-X.
In this regard, please revise your income statement presentation in future filings as described below or tell us why you believe your current presentation is consistent with the disclosure requirements of Article 5.03 of Regulation S-X:

a) Revise the "Revenue" section to include in a separate section of
"Non-operating income" the Interest on investment securities included in "Interest on loans and investment securities" and the net gains on investments securities included in "Brokerage commissions and net gains on investment securities". Refer to paragraph 5.03(b).7 of Regulation S-X and to the definitions in FASB Concept Statement 6 of revenues that result from an entity`s major ongoing or central operations as contrasted with gains that result from peripheral or incidental transactions that are largely beyond an entity`s control.

b) Revise the "Expenses" section to provide a more descriptive title of the nature of the expenses, which should include only the costs and expenses applicable to sales and revenues as required by paragraph 5.03(b).2 of Regulation S-X.

* Reclassify the Other Operating Expenses; Selling, General and Administrative Expenses and Provision for Doubtful Receivables and Probable Loan Losses from the "Expenses" section to separate line
items directly following the "Expenses"" section.   Refer to
paragraphs 5.03(b).3; .4 and .5 of Regulation S-X.

* Reclassify write-downs of long-lived assets and securities to a separate "Non-operating expenses" or explain why you consider they are correctly classified as expenses directly related to recurring revenues.

c) Revise the caption titled "Equity in net income of affiliates"
to
clarify if these affiliates are unconsolidated subsidiaries and
50%
or less owned persons. Refer to paragraph 5.03(b).13 of Regulation
S-X.

d) Revise the term affiliates in the caption titled "Gains (losses) on sales of affiliates" to clarify if you are referring to unconsolidated subsidiaries. If so, tell us why these sales of affiliates are not classified as part of the "Discontinued operations" segment.

e) Separately state the interest and amortization of debt discount and expense as required by paragraph 5.03(b).8 of Regulation S-X or tell us if these amounts are immaterial.










*	*	*


Closing Comments

      Please respond to these comments within 10 business days or
tell us when you will provide us with a response.   You may wish
to
provide us with marked copies of your proposed changes to disclosure in future filings to expedite our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3490 if your have any questions regarding these comments.


						Sincerely,



						Donald A. Walker
						Senior Assistant Chief Accountant
Shunsuke Takeda
ORIX Corporation
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